07023288

82-03138

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 30 April 2007, following recent notifications of transactions in own shares, BAE Systems plc:

(i) had 3,259,043,155 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 59,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

SUPPL

(iii) accordingly, had total voting rights of 3,199,098,155.

The total voting rights figure (3,199,098,155) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

30 April 2007

82-03138

BAE SYSTEMS plc

Annual Information Update for the 12 months up to and including 25 April 2007.

In accordance with Prospectus Rule 5.2, BAE Systems plc ("the Company") announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

26/04/06	Annual Information Update
28/04/06	Rule 2.10 Announcement
28/04/06	Notification of document lodged with the Financial Services Authority's Document Viewing Facility: Preference Shareholder Conversion Reminder Letter
30/04/06	Statement re Babcock International Group plc
02/05/06	Shareholding in Airbus – confirmation of issue of Put Option Intention Notice
03/05/06	Rule 2.10 Announcement
04/05/06	AGM Statement
04/05/06	AGM Poll Results
05/05/06	Notification of documents lodged with the Financial Services Authority's Document Viewing Facility: AGM resolutions relating to special business
09/05/06	Rule 2.10
10/05/06	Rule 2.10
10/05/06	Statement re Babcock International Group plc
11/05/06	Holding in Company
23/05/06	Holding in Company
23/05/06	Director/PDMR Shareholding
26/05/06	Holding in Company
01/06/06	Director/PDMR Shareholding
01/06/06	Holding in Company
02/06/06	Director/PDMR Shareholding
07/06/06	Additional Listing
07/06/06	Shareholding in Airbus – Confirmation of formal notice of exercise of Put Option
08/06/06	Director/PDMR Shareholding
08/06/06	Director/PDMR Shareholding
13/06/06	Pension Funding Arrangements

13/06/06	Director Declaration
13/06/06	Additional Listing
14/06/06	Response to Airbus Announcement
26/06/06	Director/PDMR Shareholding
28/06/06	Holding in Company
03/07/06	Airbus Valuation
05/07/06	BAE Systems serves notice of its intention to conduct an audit of Airbus
05/07/06	Holding in Company
17/07/06	Director/PDMR Shareholding
26/07/06	Directorate Change
03/08/06	Holding in Company
07/08/06	Director Declaration
08/08/06	Blocklisting Six Monthly Return
17/08/06	Holding in Company
18/08/06	UK – Saudi Arabia Defence Modernisation
22/08/06	Director/PDMR Shareholding
06/09/06	Director Declaration
06/09/06	Airbus Disposal – BAE Systems to recommend that shareholders vote in favour of the proposed disposal of its Airbus shareholding
07/09/06	Acquisition of National Sensor Systems
11/09/06	Notice of EGM – Posting of Circular regarding proposed Airbus disposal
12/09/06	Directorate Change
13/09/06	Interim Results
18/09/06	Director/PDMR Shareholding
19/09/06	Director/PDMR Shareholding
22/09/06	Holding in Company
22/09/06	Director/PDMR Shareholding
27/09/06	Director/PDMR Shareholding
02/10/06	Director Declaration
02/10/06	Director/PDMR Shareholding
03/10/06	Director/PDMR Shareholding
03/10/06	Director/PDMR Shareholding
04/10/06	EGM Poll Result
05/10/06	Notification of document lodged with the Financial Services Authority's Document Viewing Facility: EGM resolution
06/10/06	Holding in Company
09/10/06	Notice of Results
10/10/06	Site Visit
13/10/06	Completion of Airbus Disposal
16/10/06	Holding in Company
18/10/06	Holding in Company
23/10/06	Holding in Company
24/10/06	Director/PDMR Shareholding
26/10/06	Transaction in Own Shares
28/10/06	Transaction in Own Shares
30/10/06	Transaction in Own Shares
01/11/06	Transaction in Own Shares
02/11/06	Transaction in Own Shares

03/11/06	Holding in Company
03/11/06	Transaction in Own Shares
08/11/06	Transaction in Own Shares
09/11/06	Transaction in Own Shares
10/11/06	Directorate Change
13/11/06	Transaction in Own Shares
14/11/06	Transaction in Own Shares
16/11/06	Transaction in Own Shares
17/11/06	Transaction in Own Shares
21/11/06	Transaction in Own Shares
22/11/06	Transaction in Own Shares
22/11/06	Director/PDMR Shareholding
23/11/06	Transaction in Own Shares
24/11/06	Directorate Declaration
24/11/06	Transaction in Own Shares
27/11/06	Transaction in Own Shares
27/11/06	Holding in Company
28/11/06	Transaction in Own Shares
29/11/06	Transaction in Own Shares
01/12/06	Transaction in Own Shares
01/12/06	Director/PDMR Shareholding
04/11/06	Transaction in Own Shares
05/12/06	Transaction in Own Shares
06/12/06	Holding in Company
06/12/06	Transaction in Own Shares
07/12/06	Transaction in Own Shares
08/12/06	Transaction in Own Shares
11/11/06	Transaction in Own Shares
12/12/06	Transaction in Own Shares
13/12/06	Transaction in Own Shares
14/12/06	Joint Venture Announcement – BAE Systems surface ship build and naval support discussions
14/12/06	Transaction in Own Shares
15/12/06	Response to SFO Statement
18/12/06	Transaction in Own Shares
19/12/06	Transaction in Own Shares
20/12/06	Transaction in Own Shares
21/12/06	Transaction in Own Shares
22/12/06	Director/PDMR Shareholding
22/12/06	Tornado Support Contract
27/12/06	Transaction in Own Shares
28/12/06	Transaction in Own Shares
29/12/06	Total Voting Rights
29/12/06	Transaction in Own Shares
02/01/07	Total Voting Rights
02/01/07	Transaction in Own Shares
03/01/07	Total Voting Rights
03/01/07	Transaction in Own Shares
04/01/07	Transaction in Own Shares
05/01/07	Transaction in Own Shares

08/01/07	Transaction in Own Shares
09/01/07	Transaction in Own Shares
10/01/07	Transaction in Own Shares
11/01/07	Transaction in Own Shares
12/01/07	Transaction in Own Shares
16/01/07	Transaction in Own Shares
17/01/07	Transaction in Own Shares
17/01/07	Disposal of interest in HR Enterprise Limited
18/01/07	Notice of Results
18/01/07	Transaction in Own Shares
19/01/07	Transaction in Own Shares
22/01/07	Transaction in Own Shares
23/01/07	Transaction in Own Shares
24/01/07	Director/PDMR Shareholding
25/01/07	Director/PDMR Shareholding
25/01/07	Transaction in Own Shares
26/01/07	Transaction in Own Shares
29/01/07	Transaction in Own Shares
30/01/07	Transaction in Own Shares
31/01/07	Transaction in Own Shares
31/01/07	Total Voting Rights
01/02/07	Transaction in Own Shares
02/02/07	Transaction in Own Shares
07/02/07	Transaction in Own Shares
07/02/07	Holding in Company
08/02/07	Transaction in Own Shares
09/02/07	Transaction in Own Shares
12/02/07	Transaction in Own Shares
12/02/07	Holding in Company
13.02.07	Transaction in Own Shares
14.02.07	Transaction in Own Shares
15/02/07	Transaction in Own Shares
22/02/07	Final Results
22/02/07	Directorate Change
22/02/07	Director/PDMR Shareholding
23/02/07	Director/PDMR Shareholding
26/02/07	Holding in Company
26/02/07	Holding in Company
26/02/07	Directorate Change
27/02/07	Annual Results Presentation
27/02/07	Transaction in Own Shares
28/02/07	Transaction in Own Shares
28/02/07	Total Voting Rights
01/03/07	BAE Systems & UK Ministry of Defence – Progress re Fixed Wing Partnering Agreement
01/03/07	Transaction in Own Shares
01/03/07	Director/PDMR Shareholding
01/03/07	Blocklisting Interim Review
02/03/07	Transaction in Own Shares
03/03/07	Transaction in Own Shares

06/03/07	Disposal of interest in Xchanging Procurement Services (Holdco) Limited
06/03/07	Transaction in Own Shares
07/03/07	Transaction in Own Shares
08/03/07	Transaction in Own Shares
12/03/07	Transaction in Own Shares
13/03/07	Transaction in Own Shares
14/03/07	Transaction in Own Shares
15/03/07	Transaction in Own Shares
16/03/07	Transaction in Own Shares
16/03/07	Holding in Company
19/03/07	Transaction in Own Shares
20/03/07	Transaction in Own Shares
21/03/07	Transaction in Own Shares
22/03/07	Transaction in Own Shares
22/03/07	Director/PDMR Shareholding
23/03/07	Transaction in Own Shares
26/03/07	Transaction in Own Shares
27/03/07	Transaction in Own Shares
28/03/07	Director/PDMR Shareholding
30/03/07	Disposal of interest in SELEX Sensor & Airborne Systems SpA
30/03/07	Total Voting Rights
02/04/07	Director/PDMR Shareholding
03/04/07	Directorate Change
03/04/07	Transaction in Own Shares
03/04/07	Notification of documents lodged with the Financial Services Authority's Document Viewing Facility: Annual Report, Annual Review, Notice of Meeting and Proxy card
04/04/07	Conversion of Securities
04/04/07	Transaction in Own Shares
04/04/07	Director/PDMR Shareholding
05/04/07	Transaction in Own Shares
10/04/07	Transaction in Own Shares
11/04/07	Transaction in Own Shares
13/04/07	Transaction in Own Shares
13/04/07	Director/PDMR Shareholding
16/04/07	Transaction in Own Shares
18/04/07	Site Visit to Warton and Samlesbury
18/04/07	Transaction in Own Shares
19/04/07	Sector Restatement
19/04/07	Transaction in Own Shares
20/04/07	Transaction in Own Shares
23/04/07	Transaction in Own Shares
24/04/07	Notification of document lodged with the Financial Services Authority's Document Viewing Facility: Preference Shareholder - Final Conversion Reminder Letter
24/04/07	Disposal – Agreement of sale of Inertial Products business
24/04/07	Director/PDMR Shareholding
24/04/07	Transaction in Own Shares

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com/marketnews.

The Financial Services Authority's Document Viewing Facility is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Company has a Level 1 ADR program in the United States of America where its shares (in the form of American Depositary Receipts) are traded on an OTC (Over the Counter) basis but are not listed. The Company files hard copies of its UK regulatory filings with the US Securities and Exchange Commission.

The Company has submitted the following filings to the UK Registrar of Companies (Companies House):

09.05.06	Allotment of shares
11.05.06	Allotment of shares
08.05.06	Resignation of Director
16.05.06	Special resolutions relating to the disapplication of pre-emption rights; the authority to purchase own shares; and ordinary resolution in relation to the allotment of shares for cash.
23.05.06	Filing of the Company's Report and Accounts
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
02.06.06	Allotment of shares
19.06.06	Allotment of shares
20.06.06	Allotment of shares
20.06.06	Allotment of shares
20.06.06	Allotment of shares
20.06.06	Allotment of shares
23.06.06	Allotment of shares
23.06.06	Allotment of shares
23.06.06	Allotment of shares
23.06.06	Allotment of shares

23.06.06	Allotment of shares
23.06.06	Allotment of shares
23.06.06	Allotment of shares
23.06.06	Allotment of shares
23.06.06	Allotment of shares
23.06.06	Allotment of shares
30.06.06	Annual Return
03.07.06	Allotment of shares
03.07.06	Allotment of shares
13.07.06	Allotment of shares
13.07.06	Allotment of shares
20.07.06	Allotment of shares
20.07.06	Allotment of shares
20.07.06	Allotment of shares
20.07.06	Allotment of shares
01.08.06	Change of Director's Particulars
01.08.06	Change of Director's Particulars
07.08.06	Return of Allotments
09.08.06	Return of Allotments
09.08.06	Return of Allotments
15.08.06	Return of Allotments
15.08.06	Return of Allotments
17.08.06	Return of Allotments
17.08.06	Return of Allotments
24.08.06	Return of Allotments
24.08.06	Return of Allotments
30.08.06	Return of Allotments
07.09.06	Return of Allotments
08.09.06	Reprinted Memorandum & Articles of Association
09.09.06	Return of Allotments
11.09.06	Return of Allotments
14.09.06	Return of Allotments
14.09.06	Return of Allotments
02.10.06	Return of Allotments
02.10.06	Return of Allotments
02.10.06	Return of Allotments
02.10.06	Return of Allotments
02.10.06	Return of Allotments
02.10.06	Return of Allotments
02.10.06	Return of Allotments
10.10.06	Appointment of Director
09.10.06	Return of Allotments
09.10.06	Return of Allotments
09.10.06	Return of Allotments
09.10.06	Return of Allotments
09.10.06	Return of Allotments
11.10.06	Return of Allotments
11.10.06	Return of Allotments
11.10.06	Return of Allotments
11.10.06	Return of Allotments

25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
25.10.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
02.11.06	Return of Allotments
11.11.06	Interim Accounts made up to 30 September 2006
16.11.06	Return of Allotments
16.11.06	Return of Allotments
16.11.06	Return of Allotments
16.11.06	Return of Allotments
16.11.06	Return of Allotments
16.11.06	Return of Allotments
16.11.06	Return of Allotments
16.11.06	Return of Allotments
29.11.06	Return of Allotments
29.11.06	Return of Allotments
29.11.06	Return of Allotments
29.11.06	Return of Allotments
29.11.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
04.12.06	Return of Allotments
05.12.06	Purchase of own shares for holding in Treasury
08.12.06	Purchase of own shares for holding in Treasury
13.12.06	Return of Allotments

13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
13.12.06	Return of Allotments
15.12.06	Purchase of own shares for holding in Treasury
20.12.06	Return of Allotments
20.12.06	Return of Allotments
20.12.06	Return of Allotments
28.12.06	Purchase of own shares for holding in Treasury
28.12.06	Purchase of own shares for holding in Treasury
04.01.07	Resignation of Director
04.01.07	Resignation of Director
09.01.07	Purchase of own shares for holding in Treasury
09.01.07	Purchase of own shares for holding in Treasury
11.01.07	Return of Allotments
11.01.07	Return of Allotments
11.01.07	Return of Allotments
15.01.07	Purchase of own shares for holding in Treasury
15.01.07	Appointment of Director
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
15.01.07	Return of Allotments
22.01.07	Purchase of own shares for holding in Treasury
22.01.07	Purchase of own shares for holding in Treasury
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments
27.01.07	Return of Allotments

29.01.07	Appointment of Director
30.01.07	Purchase of own shares for holding in Treasury
30.01.07	Purchase of own shares for holding in Treasury
30.01.07	Purchase of own shares for holding in Treasury
07.02.07	Return of Allotments
07.02.07	Return of Allotments
07.02.07	Return of Allotments
07.02.07	Return of Allotments
07.02.07	Return of Allotments
07.02.07	Return of Allotments
07.02.07	Return of Allotments
12.02.07	Purchase of own shares for holding in Treasury
12.02.07	Purchase of own shares for holding in Treasury
13.02.07	Return of Allotments
13.02.07	Return of Allotments
13.02.07	Return of Allotments
13.02.07	Return of Allotments
13.02.07	Return of Allotments
13.02.07	Return of Allotments
13.02.07	Return of Allotments
14.02.07	Purchase of own shares for holding in Treasury
21.02.07	Return of Allotments
26.02.07	Purchase of own shares for holding in Treasury
28.02.07	Purchase of own shares for holding in Treasury
28.02.07	Purchase of own shares for holding in Treasury
28.02.07	Purchase of own shares for holding in Treasury
28.02.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
01.03.07	Return of Allotments
08.03.07	Return of Allotments
08.03.07	Return of Allotments
08.03.07	Return of Allotments
08.03.07	Return of Allotments
08.03.07	Return of Allotments
08.03.07	Return of Allotments
22.03.07	Purchase of own shares for holding in Treasury
22.03.07	Purchase of own shares for holding in Treasury
23.03.07	Return of Allotments
23.03.07	Return of Allotments
23.03.07	Return of Allotments
23.03.07	Return of Allotments
23.03.07	Return of Allotments

23.03.07	Return of Allotments
23.03.07	Return of Allotments
23.03.07	Return of Allotments
23.03.07	Return of Allotments
23.03.07	Return of Allotments
23.03.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
03.04.07	Return of Allotments
11.04.07	Purchase of own shares for holding in Treasury
11.04.07	Purchase of own shares for holding in Treasury
11.04.07	Purchase of own shares for holding in Treasury
23.04.07	Return of Allotments
23.04.07	Return of Allotments
23.04.07	Return of Allotments
23.04.07	Return of Allotments
23.04.07	Return of Allotments
23.04.07	Purchase of own shares for holding in Treasury
23.04.07	Purchase of own shares for holding in Treasury
23.04.07	Purchase of own shares for holding in Treasury

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for 2006 can be found on the Company's website at www.baesystems.com.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in

accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

David Parkes
Company Secretary
30 April 2007

END